October 10, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Rule 17g-1 Fidelity Bond Filing Information with Respect to Joint Fidelity Bond filing under Investment Company Act Rule 17g-1, Bond No 99516111B for the following management investment companies (Investment Company Act of 1940 File Number/ SEC Registration Number): First Defined Portfolio Fund, LLC (File No. 811-09235/ SEC Registration No. 333-72447); Macquarie/First Trust Global Infrastructure/ Utilities Dividend & Income Fund (File No. 811-21496/ SEC Registration No. 333-112202); First Trust Senior Floating Rate Income Fund II (File No. 811-21539/ SEC Registration Nos. 333-113978 and 333-115414); First
Trust Energy Income and Growth Fund (File No. 811-21549/ SEC Registration No. 333-114131, 333-120853, 333-131771, 333-154254, 333-123460 and 333-173334);
First Trust Enhanced Equity Income Fund (File No. 811-21586/ SEC Registration No. 333-116023); First Trust/Aberdeen Global Opportunity Income Fund (File No. 811-21636/ SEC Registration No. 333-119081); First Trust Mortgage Income Fund (File No. 811-21727/ SEC Registration No. 333-123262 ); First Trust Exchange-Traded Fund (File No. 811-21774/ SEC Registration No. 333-125751); First Trust Strategic High Income Fund II (File No. 811-21842/ SEC Registration No. 333-131194); First Trust/Aberdeen Emerging Opportunity Fund (File No. 811-21905/ SEC Registration No. 333-134540); First Trust Specialty Finance and Financial Opportunities Fund (File No. 811-22039/ SEC Registration No. 333-141457); First Trust Exchange-Traded AlphaDEX(R) Fund (File No. 811-22019 / SEC Registration No. 333-140895); First Trust Dividend and Income Fund (File No. 811-22080/ SEC Registration No. 333-143792); First Trust Exchange-Traded Fund II (File No. 811-21944/ SEC Registration No. 333-143964); First Trust High Income Long/Short Fund (File No. 811-22442/ SEC Registration No. 333-168186); First Trust Exchange-Traded AlphaDEX(R) Fund II (File No. 811-22519/ SEC Registration No. 333-171759); First Trust Series Fund (File No. 811-22452/ SEC Registration No. 333-168727); First Trust Energy Infrastructure Fund (File No. 811-22528/SEC Registration No. 333-172439 and 333-177037); First Trust Exchange-Traded Fund VI (File No. 811-22717/ SEC Registration No. 333-182308); First Trust Exchange-Traded Fund IV (File No. 811-22559/ SEC Registration No: 333-174332); First Trust Variable Insurance Trust (File No. 811-22652/ SEC Registration No. 333-178767); First Trust MLP and Energy Income Fund (File No. 811-22738/ SEC Registration No. 333-183396); First Trust Exchange-Traded Fund III (File No. 811-22245/SEC Registration No: 333-176976), First Trust Intermediate Duration Preferred & Income Fund (File No. 811-22795/SEC Registration No: 333-186412) and First Trust Exchange-Traded Fund V (File No. 811-22709/SEC Registration No:
333-181507).

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Dear Sir or Madam:

      Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the Joint Insured Fidelity Bond for the period October 9, 2013 through October 9, 2014, for the First Trust complex of funds referenced above. Please note for the Commission's records, the following:

             (i) The Joint Insured Fidelity Bond;

            (ii) a Certificate of Assistant Secretary containing the form of resolutions of the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond, the amount of the single insured bond which the registrant would have provided had it not been named as an insured under the Fidelity Bond, and a statement as to the period for which premiums have been paid; and

            (iii) a copy of the Blanket Bond Insurance Agreement.

                                                    Very truly yours,

                                                    FIRST TRUST PORTFOLIOS L.P.


                                                    /s/ Kristi A. Maher
                                                    ------------------------
                                                    Deputy General Counsel




Enclosures